UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            WORKFLOW MANAGEMENT, INC.
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                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    98137N109
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                                 (CUSIP Number)


                                WF HOLDINGS, INC.
                               C/O PERSEUS, L.L.C.
                             2099 PENNSYLVANIA, N.W.
                             WASHINGTON, D.C. 20006
                             ATTN: CHARLES C. MOORE
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                             CHARLES M. MODLIN, ESQ.
                     MORRISON COHEN SINGER & WEINSTEIN, LLP
                              750 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022


                                  APRIL 8, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 98137N109                    13D           Page 2 of 3 Pages
--------------------------------                  ------------------------------


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    1       NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                     WF Holdings, Inc.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) |_|

                                                                     (b) |X|
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS

                     N/A
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                |_|
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
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              NUMBER OF                   7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                              0
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                   8     SHARED VOTING POWER
               PERSON
                WITH                                  4,125,857
                                       -----------------------------------------

                                          9     SOLE DISPOSITIVE POWER

                                                      0
                                       -----------------------------------------

                                         10     SHARED DISPOSITIVE POWER

                                                      0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,125,857
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               |_|
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     30.6%
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    14      TYPE OF REPORTING PERSON*

                     CO
================================================================================

         ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 to the Schedule 13D dated April 8, 2004, of WF Holdings, Inc. ("WF" or the "Reporting Person") (as amended, the "Schedule 13D") is filed to reflect information required pursuant to Rule 13d-2 of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, relating to the common stock, par value $0.001 per share (the "COMMON STOCK"), of Workflow Management, Inc., a Delaware corporation (the "ISSUER"). The address of the principal executive offices of the Issuer is 240 Royal Palm Way, Palm Beach, Florida 33480.

         ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by WF Holdings. The principal offices of WF are located at c/o Perseus, L.L.C., 2099 Pennsylvania, N.W., Washington, D.C. 20006. The name, address, present principal occupation or employment, and citizenship of each director and executive officer of WF, each person controlling WF and each director and executive officer of such controlling persons are set forth on SCHEDULE 1 hereto and are incorporated herein by reference.

         During the past five years, neither WF nor, to the knowledge of WF, any of the persons or entities listed on SCHEDULE 1 hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

         ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended by adding the following:

         On April 7, 2004, WF, WFM Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of WF ("WFM"), and the Issuer entered into Amendment #2 ("Amendment #2") to the Agreement and Plan of Merger, dated as of January 30, 2004, as amended (the "Merger Agreement"), which provided that each share of Common Stock converted pursuant to the Merger Agreement will be entitled to receive $5.56 per share in cash. On March 29, 2004, WF, WFM and the Issuer entered into Amendment #1 ("Amendment #1") to the Merger Agreement, which provided that each share of Common Stock converted pursuant to the Merger Agreement will be entitled to receive $5.375 per share in cash. The foregoing summaries of Amendment #2 and Amendment #1 are qualified in their entirety by reference to such agreements which are attached as EXHIBIT 1 and EXHIBIT 2 to this statement.

         On April 8, 2004, WF and Rutabaga Capital Management ("Rutabaga") entered into a Voting Agreement and Irrevocable Proxy (the "Rutabaga Voting Agreement") pursuant to which Rutabaga agreed to vote all of their Common Stock to which it has sole voting power in favor of the Merger Agreement and to use best efforts to cause any Common Stock as to which it has shared voting power to be voted in favor of the Merger Agreement. The foregoing summary of the Rutabaga Voting Agreement is qualified in its entirety by reference to such agreement which is attached as EXHIBIT 3 to this statement.

         Also on April 8, 2004, WF and Wells Fargo Capital Management Incorporated ("Wells Fargo") entered into a Voting Agreement and Irrevocable Proxy with WF (the "Wells Fargo Voting Agreement") pursuant to which Wells Fargo agreed to vote all of their Common Stock in favor of the Merger

Agreement. The foregoing summary of the Wells Fargo Voting Agreement is qualified in its entirety by reference to such agreement which is attached as
EXHIBIT 4 to this statement.

         Except as set forth in this Schedule 13D, as of the date hereof, neither the Reporting Person nor any of the entities or persons listed on
SCHEDULE 1 has any plan or proposal that relates to or would result in any of the events in paragraph (a) - (j) inclusive of Item 4 of Schedule 13D.

         Notwithstanding the foregoing, each of the Reporting Person and the entities or persons listed on SCHEDULE 1 reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, by virtue of the Voting Agreement, the Reporting Person may be deemed to beneficially own an aggregate of 4,125,857 shares of Common Stock, or approximately 30.6% of the Common Stock outstanding. Notwithstanding the foregoing, each of the Reporting Person and the entities or persons listed on SCHEDULE 1 expressly disclaims that, the filing of this Schedule 13D shall not be construed as an admission that such entities or persons are the beneficial owners of any of the shares of Common Stock covered by this Schedule 13D.

         (b) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

         (c) To the knowledge of the Reporting Person, only Rutabaga, [and those entities with which Rutabaga shares voting power], has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (d)      Inapplicable.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements, and the transactions contemplated thereby, described in this Schedule 13D, which agreements are hereby incorporated herein by reference, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any of the other entities or persons listed on
SCHEDULE 1 attached hereto, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Amendment #2 to the Merger Agreement*, dated April 7, 2004.

         Exhibit 2 - Amendment #1 to the Merger Agreement*, dated March 29,
                     2004.

         Exhibit 3 - Voting Agreement and Irrevocable Proxy, dated
                     April 8, 2004, between WF Holdings, Inc. and Rutabaga.

         Exhibit 4 - Voting Agreement and Irrevocable Proxy, dated
                     April 8, 2004, between WF Holdings, Inc. and Wells Fargo.

         * Previously filed as Exhibit 1 to the Schedule 13D of WF Holdings, Inc., dated April 8, 2004.

         SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    April 9, 2004

                                                   WF HOLDINGS, INC.

                                                   By: /s/ Charles C. Moore
                                                       ----------------------
                                                   Name: Charles C. Moore
                                                   Its: Secretary

                                   SCHEDULE 1

1.       WF Holdings, Inc.

         Place of Organization: Delaware

         Directors:

                  Ray E. Newton*
                  Greg C. Mosher*
                  Charles C. Moore*

         Executive Officers:

                  Ray E. Newton
                  Greg C. Mosher
                  Charles C. Moore

         * The listed individual is a citizen of the United States.

         Business Address for WF Holdings, Inc., its directors and officers is as follows:

                  c/o Perseus, L.L.C.
                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

2.       Perseus Market Opportunity Fund, L.P.

         Relationship: Perseus Market Opportunity Fund, L.P. is the sole stockholder of WF Holdings, Inc.

         Business Address:

                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

         Place of Organization: Delaware

3.       Perseus Market Opportunity Fund, L.L.C.

         Relationship: Perseus Market Opportunity Fund, L.L.C. is the general partner of Perseus Market Opportunity Fund, L.P.

         Business Address:

                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

         Place of Organization: Delaware

4.       Perseus, L.L.C.

         Relationship:   Perseus,   L.L.C.  indirectly  manages  Perseus  Market
         Opportunity Fund, L.P.

         Business Address:

                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

         Place of Organization: Delaware

5.       Frank H. Pearl

         Relationship: Frank H. Pearl is the Chairman of Perseus, L.L.C.

         Business Address:

                  c/o Perseus, L.L.C.
                  2099 Pennsylvania, N.W.
                  Washington, D.C.  20006

         Citizenship: United States